Exhibit 99.1

Honeywell Community Solar Project SB 13-2 Successfully Achieves Commercial Operation in Upstate New York

●	Project delivered under a US$41 million transaction as part of the 21 MW DC Honeywell portfolio in upstate New York

●	7.01 MW DC ground-mount solar facility now operational, capable of powering approximately 875 homes with clean energy annually

●	Project expected to operate as a community solar site, selling credits to subscribers under the NYSERDA NY-Sun Program

TORONTO, Ontario, June 25, 2026 — PowerBank Corporation (NASDAQ: PBK) (Cboe CA: PBK) (FSE: 103) (“PowerBank” or the “Company”), a leader in independent energy development and asset ownership in North America, today announces that the 7.01 MW DC / 5 MW AC ground-mount community solar project known as SB 13-2 (the “Project”), located in upstate New York, has achieved commercial operation. The 7.01 MW Project was developed and constructed by PowerBank for Honeywell International Inc. (NASDAQ: HON) (“Honeywell”) as part of the Company’s US$41 million transaction covering a portfolio of three community solar projects totaling 21 MW DC. The Project is built on an industrial brownfield, regulated by the New York State Department of Environmental Conservation, which is owned by Honeywell. The project is planned to move from Honeywell International Inc. to Honeywell Aerospace Inc. when Honeywell completes the planned spinoff of Honeywell Aerospace on June 29, 2026.

PowerBank developed SB 13-2 as part of a three-project portfolio alongside SB 13-1 and SB-14. In September 2023, the Company completed the sale of the Projects to Honeywell and entered into an engineering, procurement, and construction (“EPC”) agreement to build the Projects through to commercial operation. The total transaction value, including the sale of the Projects and the EPC agreement, is approximately US$41 million.

Community solar allows dozens or even hundreds of renters and homeowners to save money from the electricity generated by the project. By subscribing to a community solar project, a homeowner earns credits on their electric bill every month from their share of the solar energy generated, accessing the financial and environmental benefits of solar without installing panels on their home.

Andrew van Doorn, President and COO of PowerBank, commented: “The commercial operation of SB 13-2 marks another important milestone in PowerBank’s execution of the Honeywell portfolio and demonstrates our full-cycle capability, from site origination and development through EPC construction and commercial operation. Delivering a 5 MW AC-class community solar project that is now actively supplying clean energy to New York residents reflects the strength of our project execution platform, and we look forward to the remaining projects in this portfolio reaching operation.”

Having now developed and constructed over 100 megawatts of clean energy projects across North America, with a pipeline exceeding one gigawatt, PowerBank is increasingly well-positioned to serve not only traditional utility and community solar offtakers, but also the rapidly growing demand for reliable, on-site power generation driven by AI compute infrastructure and modular data centers. As the Company executes on its newly announced strategic growth vertical, leveraging its portfolio of solar and battery energy storage sites to support the next generation of digital infrastructure, milestones like SB 13-2 reinforce the operational track record and site development expertise that will serve as the foundation for that expansion.

About PowerBank Corporation

PowerBank Corporation is a vertically integrated and independent North American energy company helping to power the digital economy. The Company develops, builds, owns, and operates solar and battery energy storage systems that deliver reliable, resilient, and behind-the-meter power to the electricity grid, commercial and industrial clients, and municipal and residential off-takers. As AI and digital infrastructure drive unprecedented electricity demand, PowerBank is uniquely positioned to deliver the speed, scale, and energy independence that the next generation of power consumers requires, without waiting years for grid interconnection. The Company has a potential development pipeline of over one gigawatt and has developed energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s plans to add AI compute infrastructure and modular data centers; the Company’s plan to provide energy and battery storage solutions; potential revenues; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; execution of definitive agreements for suitable solar or BESS sites; that power is available to be sufficient to support a modular data center; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; failure to execute definitive agreements for suitable solar or BESS sites; power availability may not be sufficient to support a modular data center; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: ir@powerbankcorp.com

Phone: 289.439.4718

Source: PowerBank Corporation